

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 12, 2010

Joseph P. Hannan
Senior Vice President, Treasurer and Chief Financial Officer
Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, GA 30305

> **RE: Cumulus Media Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 3, 2010**
>
> **Form 10-Q for the Quarterly Period Ended March 31, 2010**
> **File No. 000-24525**

Dear Mr. Hannan:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We have asked you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 2 – Acquisitions and Dispositions, page F-17

1. We note that as part of your transaction with Clear Channel, you will continue to operate the stations due to a 5 year LMA agreement, and also give Clear Channel an option to put these stations back to you effectively at the end of the 5 year agreement. Given those

facts, citing your basis in accounting literature, please provide your analysis as to why you believe that this transaction should be accounted for as a sale and a gain would be appropriate to recognize.

Note 6 – Derivative Financial Instruments, page F-24

Green Bay Option, page F-25

2. We note that the Company has accounted for the put option with Clear Channel as a derivative. Citing your basis in accounting literature please tell us why you believe the option meets the definition of a derivative under ASC 815.

Note 7 – Fair Value Measurements, F-26

Fair Value Hierarchy table, page F-27

3. We note that in footnote 2 to the fair value hierarchy table it states that the Company's derivative financial instruments consist solely of an interest rate cash flow hedge, even though the swap is not part of a hedging relationship. It appears that the reference to cash flow hedging from the footnote is not appropriate. Please revise or advise.

Form 10-Q for the quarterly period ended March 31, 2010

Note 6 - Long-Term Debt, page 13

4. You have included approximately $567 million in long-term debt, citing you basis in accounting literature, specifically ASC 470, please provide a detailed analysis supporting your basis for classifying your credit facility as long-term debt.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director